SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

20 September 2005

05011616

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 19 September 2005, Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of SCB, of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD0.10 each, and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share; b) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances,due from the SCB Group to SB at the completion date, for a total consideration of RM225 million,to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and c) Proposed restricted offer for sale of the SB Consideration Shares by SCB to its eligible minority shareholders and/or proposed placement of the SB Consideration Shares by SCB to members of the public.

2) General Announcement dated 19 September 2005, Re: Redeemable Cumulative Convertible Preference Shares.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Submitting Merchant Bank (if applicable) : AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable) :
* Company name : Silverstone Corporation Berhad
* Stock name : SILSTON
* Stock code : 5061
* Contact person : Tan Keng Lin / Goh Lee Sean
* Designation : Director/Co-Head / Associate Director

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")
(A) PROPOSED DISPOSAL OF LAP;
(B) PROPOSED DISPOSAL OF SB; AND
(C) PROPOSED ROFS AND/OR PROPOSED PLACEMENT

* **Contents :-**

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY-OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH, AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD ("LCB VENTURE"), A WHOLLY-OWNED SUBSIDIARY OF LION CORPORATION BERHAD ("LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL OF LAP");

(B) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SB SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), INCLUDING THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY BALANCES, DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE ("LIABILITIES"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("SB CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB"); AND

(C) PROPOSED RESTRICTED OFFER FOR SALE OF THE SB CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE SB CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
2nd Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

This announcement is dated 19 September 2005.

We refer to the announcements on 25 November 2004 and 31 January 2005 made by AmMerchant *Bank Berhad (a member of the AmInvestment Group)* **("AmMerchant Bank")** *on behalf of SCB in* relation to the Proposals.

On behalf of the Company, AmMerchant Bank wishes to announce that the Proposals were not approved by the Securities Commission **("SC")** vide its letter dated 16 September 2005.

The Board of Directors is currently considering the SC's decision and the next course of action in relation to the Proposals.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION/EDMS/KLSE** on **19/09/2005 05:28:37 PM**
Reference No **SC-050919-40CA1**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Redeemable Cumulative Convertible Preference Shares

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad ("SCB") wishes to announce that the Board has decided not to declare the payment of dividend for the Redeemable Cumulative Convertible Preference Shares of RM0.01 each ("RCCPS") in respect of the financial year ended 30 June 2005 as SCB does not have any retained profit.

The RCCPS was issued on 14 March 2003 for a period of 10 years and carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum. The dividend on the RCCPS shall be accumulated and be paid on a date to be determined by the Board later.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

19 SEP 2005